     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1996
                                                     REGISTRATION NO. 33-
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- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              HANOVER DIRECT, INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                       13-0853260
       (State or other jurisdiction of                        (I.R.S. Employer
       incorporation or organization)                      Identification Number)

                             1500 HARBOR BOULEVARD
                          WEEHAWKEN, NEW JERSEY 07087
                                 (201) 863-7300
              (Address, including zip code, and telephone number,
        including area code,of registrant's principal executive offices)
                            ------------------------

                                                                  Copy to:
               RAKESH K. KAUL                              MONTE E. WETZLER, ESQ.
            HANOVER DIRECT, INC.                        WHITMAN BREED ABBOTT & MORGAN
            1500 HARBOR BOULEVARD                              200 PARK AVENUE
         WEEHAWKEN, NEW JERSEY 07087                      NEW YORK, NEW YORK 10166
               (201) 863-7300                                  (212) 351-3000
   (Name, address, including zip code, and
   telephone number, including area code, of
             agent for service)

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable following the effective date of this Registration Statement and the effective date of the Rights Offering described herein.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

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                                                                      PROPOSED
                                                      PROPOSED        MAXIMUM
       TITLE OF EACH CLASS             AMOUNT         MAXIMUM        AGGREGATE
          OF SECURITIES                TO BE       OFFERING PRICE     OFFERING       AMOUNT OF
         TO BE REGISTERED            REGISTERED     PER SHARE(1)      PRICE(1)    REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
Common Stock, par value $.66 2/3     40,996,590
  per share(2)....................      shares         $1.25       $51,245,737.50     $17,672
- --------------------------------------------------------------------------------------------------
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

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

(2) Represents the maximum number of shares of Common Stock, par value $.66- 2/3 per share, issuable upon the exercise of the Rights to purchase shares of Common Stock to be distributed in connection with the Rights Offering described in this Registration Statement.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED APRIL 23, 1996

PROSPECTUS

                              [40,000,000] SHARES

                              HANOVER DIRECT, INC.

                                  COMMON STOCK
                            ------------------------

     Hanover Direct, Inc., a Delaware corporation (the "Company" or "Hanover"), is distributing to holders of record of its common stock, par value $.66 2/3 per share (the "Common Stock"), its 6% Series A Convertible Additional Preferred Stock, par value $.01 and stated value $10.00 per share (the "Series A Preferred Stock"), and its Series B Convertible Additional Preferred Stock, par value $.01 and stated value $10.00 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Convertible Preferred Stock")
outstanding as of           , 1996 (the "Record Date") transferable subscription
rights (the "Rights") to subscribe for and purchase additional shares of Common
Stock for a price of $          per share (the "Subscription Price").

     Each shareholder will receive .   transferable Rights for each share of
Common Stock held of record on the Record Date, .   transferable Rights for each
share of Series A Preferred Stock held of record on the Record Date and . transferable Rights for each share of Series A Preferred Stock held of record on the Record Date. The number of Rights distributed by the Company to each holder of Common Stock and Convertible Preferred Stock will be rounded up to the nearest whole number. Each Right will be exercisable for one share of Common Stock. No fractional Rights or cash in lieu thereof will be issued or paid. Holders of Rights are entitled to purchase for the Subscription Price one share of Common Stock for each Right held (the "Subscription Privilege"). Once a holder of Rights has exercised such Rights, such exercise may not be revoked. The Rights will be evidenced by transferable subscription certificates
("Subscription Certificates"). An aggregate of up to approximately        shares
of Common Stock (the "Underlying Shares") will be sold upon exercise of the
Rights or pursuant to the Standby Purchase Agreement, dated as of           ,
1996 (the "Standby Purchase Agreement"), between the Company and NAR Group Limited, a private investment holding company which owns approximately 53% of the Common Stock of the Company as of the date hereof on a fully-diluted basis. The distribution of the Rights and the sale of the shares of Common Stock upon the exercise of the Rights or pursuant to the Standby Purchase Agreement is referred to herein as the "Rights Offering." See "THE RIGHTS OFFERING."

     The Rights will expire at 5:00 p.m., New York City time, on           ,
1996 (the "Expiration Date"). Holders of Rights are encouraged to consider carefully the exercise or sale of the Rights by the Expiration Date. After the Expiration Date, unexercised Rights will be null and void. See "THE RIGHTS OFFERING."

     NAR has agreed, pursuant to and subject to the terms and conditions of the Standby Purchase Agreement, to purchase, at the Subscription Price, any of the Underlying Shares that are not purchased through the exercise of the Subscription Privilege ("Unsubscribed Shares"). See "THE RIGHTS
OFFERING -- STANDBY PURCHASE COMMITMENT."

     REFERENCE IS MADE TO "RISK FACTORS" WHICH CONTAINS MATERIAL INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE SECURITIES BEING OFFERED HEREBY.

     The Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol HNV. It is anticipated that the Rights will trade on the AMEX and in the over-the-counter market. There can be no assurance, however, that a market for the Rights will develop or as to the price at which the Rights will trade. The last reported sales price of the Common Stock on the American Stock
Exchange on April   , 1996 was $          per share. See "PRICE RANGE OF COMMON
STOCK."

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is April   , 1996.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and certain items of which may be contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission and to which reference is hereby made for further information with respect to the Company and the Common Stock. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission referred to above. In addition, copies of such reports, proxy statements and other information concerning the Company may also be inspected and copied at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006 on which exchange the Common Stock is listed and traded.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference: (a) the Annual Report on Form 10-K for the fiscal year ended December 30, 1995; (b) the Current Report on Form 8-K dated May 25, 1995 as amended by Amendment No. 1 thereto dated April 16, 1996 and (c) the Registration Statement on Form 8-B (Registration No. 1-12082) filed with the Commission on June 14, 1993.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or suspended shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, other than certain exhibits to such documents. Requests for such documents should be directed to Debra A. Berliner, Vice President -- Investor Relations and Corporate Communications, Hanover Direct, Inc. at 1500 Harbor Boulevard, Weehawken, New Jersey 07087 or telephone number (201) 863-7300.

                                  THE COMPANY

     The Company is a leading direct specialty retailer that publishes a portfolio of branded catalogs offering home fashions, general merchandise and apparel. The Company's catalogs include Domestications(R), a leading specialty home textile catalog, and The Company Store(R), an upscale direct marketer of down comforters and other down and related products for the home. The Company also publishes Gump's(R), a leading upscale catalog of exclusive gifts from the well-known San Francisco retailer which opened its new retail store in downtown San Francisco in March 1995. The Company also publishes catalogs in the kitchenware segment with Colonial Garden Kitchens(R), a specialty catalog featuring worksaving and lifestyle enhancing items for the kitchen and home, and Kitchen & Home(R), an upscale kitchen and home product catalog. The Company's apparel portfolio includes Tweeds(R), the European inspired women's fashion catalog, and International Male(R), offering unique men's fashions with an international flair.

     In 1994, Hanover expanded its catalog offerings by entering into a licensing agreement (the "Sears Agreement") with Sears, Roebuck and Co. ("Sears") in which Hanover mails several versions of its catalogs to the more than 20 million mail order and credit card customers of Sears. In 1995, Hanover generated revenues of $81 million and operating income of $3 million from this venture.

     During 1995, Hanover mailed approximately 370 million catalogs, a 2% reduction from the prior year, and had total revenues of approximately $750 million and a net operating loss of approximately $30 million. Hanover maintains a proprietary customer list currently containing approximately 18 million names of customers who have made purchases from at least one of Hanover's catalogs within the past 36 months (down from 19 million in 1994). Over 7 million of the names on the list represent customers who have made purchases from at least one of Hanover's catalogs within the last 12 months.

     In 1995, Hanover acquired Improvements(R), a leading do-it-yourself home improvement catalog featuring home aid accessories, the remaining interest in The Safety Zone(R), a direct marketer of safety, prevention and protection products, and a controlling interest in Austad's(R), a direct marketer of golf equipment and related apparel and accessories. In February 1996, the Company acquired the remaining interest in Austad's(R) in an asset exchange.

     NAR owns approximately 53% of the Common Stock of Hanover on a fully-diluted basis. NAR, a British Virgin Islands corporation, is a joint venture between the family of Alan G. Quasha, a director and the chairman of the board of Hanover, and Compagnie Financiere Richemont A.G., a Swiss public company engaged in luxury goods, tobacco and other businesses ("Richemont").

     Hanover is successor in interest to The Horn & Hardart Company, a restaurant company founded in 1911, and Hanover House Industries, Inc., founded in 1934. Hanover's name was changed in 1993 to reflect its business focus on specialty catalog marketing. The Company is incorporated in Delaware with its principal executive office at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. The Company's telephone number is (201) 863-7300.

                              RECENT DEVELOPMENTS

CREDIT ARRANGEMENTS

     In November 1995, the Company entered into a $75 million secured credit facility (the "Credit Facility") with Congress Financial Corporation ("Congress") consisting of a three-year revolving line of credit of up to $65 million and two two-year term loans aggregating $10 million. The revolving facility carries an interest rate of 1.25% above prime and the term loan carries an interest rate of 1.5% above prime. At March 30, 1996, the Company had approximately $57.1 million of outstanding borrowings under the revolving credit facility (including documentary and standby letters of credit) and approximately $9.7 million outstanding under the term loans. In April 1996, Congress provided the Company with an additional $4 million over the borrowing base formula up to the maximum $75 million limit of the Credit Facility until the closing of the Rights Offering. In addition, Congress reduced the working capital and net worth requirements contained in the Credit Facility by $5 million for the same period.

     In November 1995, Intercontinental Mining & Resources Incorporated, an affiliate of NAR ("IMR"), purchased the Company's 9.25% Senior Subordinated Notes due August 1, 1998 (the "9.25% Notes") from a third party in connection with the refinancing of the Company's indebtedness under the Credit Facility. IMR and the Trustee for the 9.25% Notes reduced the working capital and net worth requirements contained in the Indenture relating to the 9.25% Notes by $5 million until the closing of the Rights Offering.

DISPOSITIONS

     In May 1995, the Company acquired 67.5% of the outstanding shares of Austad's Holdings, Inc. ("AHI"), which owned The Austad Company ("TAC"), the publisher of the Austad's(R) catalog, featuring golf equipment, apparel and gifts. In February 1996, David Austad and certain family members surrendered to AHI their AHI shares, amounting to 32.5% of the outstanding shares, and paid approximately $1.2 million (subject to certain post-closing adjustments) in exchange for all the outstanding shares of AGS, Inc. ("AGS"), a South Dakota corporation newly-formed by TAC to hold the existing retail assets and liabilities of TAC. As a result of the reorganization, AHI became a wholly-owned subsidiary of the Company. AGS will operate the four existing retail stores acquired from TAC, located in Illinois, Minnesota and South Dakota, as Austad's(R) stores under license from AHI. The license grants Mr. Austad exclusive retail rights to the Austad's(R) name in 37 states and Canada. AHI retains all direct marketing and other rights.

     In April 1996, the Company sold the assets of Leichtung Workshops(R), a woodworking and hobby catalog, for approximately $900,000 in cash and short-term notes.

                                  RISK FACTORS

     In addition to all the other information contained in this Prospectus and the documents incorporated by reference, prospective purchasers should consider the risk factors set forth below prior to deciding whether to exercise or sell the Rights.

OPERATING LOSSES; FUTURE OPERATING RESULTS

     The Company has recently experienced operating losses. The Company reported a net loss of $30 million, or $(.32) per share, for the year ended December 30, 1995 compared to net income of $14.8 million, or $.16 per share, in the same period in the prior year. Revenues decreased in 1995 to $750 million from $769 million in 1994. The Company recorded a loss from operations of $22.6 million in 1995, or (3)% of revenues, compared to income from operations of $16 million, or 2.1% of revenues, for the same period in the prior year. As a result of the operating losses incurred in 1995, the Company's financial condition deteriorated which reduced its working capital position and resulted in an increase in long-term debt. In addition, as a result of these operating losses, coupled with a very difficult year for retailers with numerous Chapter 11 filings occurring, the Company experienced a tightening of vendor credit in the fourth quarter of 1995. This resulted in higher back order levels and increased fulfillment costs which negatively impacted the Company's operating results in that quarter. The trend continued in early 1996, after several additional retail companies filed Chapter 11, and the Company has had to utilize more working capital than had previously been anticipated in order to reduce backorder levels. The Company believes that upon the completion of the Rights Offering, the Company will return to normal trade terms with all suppliers and will have adequate capital to support its operations. See "RISK FACTORS -- DEPENDENCE ON SUPPLIERS."

     The net loss in 1995 was primarily the result of the cumulative impact of the significant increases in postage and paper prices and weak consumer demand. See "RISK FACTORS -- INCREASES IN COSTS OF MAILING AND PAPER" and "-- CONSUMER SPENDING." In addition, the Company also incurred costs in connection with the consolidation of facilities into its new Roanoke, Virginia fulfillment center and the upgrade of its management information systems. See "RISK FACTORS -- NEW FULFILLMENT FACILITIES" and "-- COMPUTER SYSTEMS CONVERSION." Whether the Company is able to return to positive net income will depend on its ability to increase catalog sales and to effectively monitor and control costs. There can be no assurance that the Company's future operations will generate net income. Furthermore, future operating results depend upon many factors, the unfavorable outcome of which would adversely affect the Company's results of operations, including general economic conditions, the ability of the Company to continue to attract and retain customers successfully, the level of competition and the Company's ability to successfully identify, forecast and respond to customer preferences and fashion trends.

LIQUIDITY

     As of March 30, 1996, the Company had borrowed approximately $66.8 million of the $68.0 million available under the Credit Facility and had approximately $3 million of cash on hand. In April 1996, Congress provided the Company with an additional $4 million over the borrowing base formula up to the maximum $75 million limit of the Credit Facility until the closing of the Rights Offering. In addition, Congress reduced the working capital and net worth requirements contained in the Credit Facility by $5 million for the same period. Although the Company believes that it will not sustain losses that must be funded with the proceeds of the Rights Offering and that, accordingly, the Rights Offering proceeds will be available to reduce the amounts outstanding under the Credit Facility, there is no assurance that the proceeds of the Rights Offering will be available for such purposes.

     As a general matter, the capital intensity of the mail order catalog business has increased in recent months requiring companies to make a permanent investment in working capital to fund systems to increase customer service, warehousing to speed delivery time, inventory to increase fill rates and credit to increase customer response rates in order to be competitive. The mail order catalog industry's fixed costs have increased in recent years which has resulted in higher break even rates than previously experienced. At the same time, the sources of financing for mail order catalog companies have shrunk due to the number of bankruptcies in the industry, the stock markets' disfavor of the industry and the high percentage of intangible assets which traditional lenders are loath to lend against, requiring such companies to self-fund growth. There is no assurance that the Company will have the funds to invest in working capital or the resources to fund self-growth or to take advantage of opportunities in the industry.

IMPORTANCE OF DOMESTICATIONS(R)

     The Company's Domestications(R) catalog is one of the nation's leading specialty home textile catalogs. It had revenues of approximately $311 million in 1993, which constituted approximately 48% of the Company's revenues in 1993, and revenues of approximately $361 million in 1994, which constituted approximately 47% of the Company's revenues in 1994. Domestications(R) revenues were approximately $282 million in 1995, which constituted approximately 38% of the Company's revenues in 1995. Domestications'(R) product margin was significantly impacted by the higher postage and paper costs experienced industry-wide as well as by additional costs in connection with the move of its fulfillment operations into the Company's new Roanoke, Virginia facility. Additionally, Domestications'(R) product margin was adversely impacted by product mix changes, increased promotional activities to maintain its competitive position and higher obsolescence charges. A further decrease in revenues or profitability of Domestications(R) would have a material adverse effect upon the Company's financial position and results of operations.

INCREASES IN COSTS OF MAILING AND PAPER

     The Company mails its catalogs and ships most of its merchandise through the United States Postal Service. In 1995, catalog mailing and product shipment expenses represented approximately 18% of revenues. In January 1995, the United States Postal Service increased postage rates by approximately 14% to 18% which resulted in an increase of the Company's average cost of mailing a catalog by 15% as compared to 1994. The Company also experienced record price increases in 1995 for paper that is used in the production of its catalogs as the paper industry announced a series of significant price increases that increased the Company's average cost for paper by 43% as compared to 1994. Paper costs represented approximately 8% of revenues in 1995 as compared to 7% in 1994. These cost increases (which aggregated $18 million in 1995) adversely impacted the Company's margins and earnings in 1995. Other than an anticipated 2% to 3% reduction in postal rates on an annualized basis as a result of a reclassification of postal rates that will become effective on July 1, 1996, the Company does not expect a material reduction in these cost levels. Further increases in postal rates or paper costs would have a material negative impact on the Company's results of operations to the extent that the Company is unable to offset such increase by raising selling prices or by implementing more efficient mailing, delivery and order fulfillment systems.

NEW FULFILLMENT FACILITIES

     In 1995, the Company completed construction of its 530,000 square foot facility on a site in Roanoke, Virginia to handle all of Domestications(R) warehouse and fulfillment needs. The total cost of this facility was $18.3 million. The Company began partial shipping and receiving activities in the first quarter of 1995 and the facility was fully operational in September 1995. As a result, all of Domestications(R) warehouse and fulfillment operations were consolidated from several locations into one facility. The Company also completed the consolidation of its apparel catalogs into its Roanoke, Virginia apparel facility in 1995. The consolidation of the fulfillment operations of Gump's(R) from DeSoto, Texas and Improvements(R) from Cleveland, Ohio to other Company facilities was also completed in 1995. The relocation of Austad's(R) fulfillment operations from Sioux Falls, South Dakota to other Company facilities will be completed by mid-1996. The Company experienced operating inefficiencies and down-time, costs and expenses related to maintaining duplicate facilities, moving expenses, lease termination fees and severance expenses and start-up problems in conjunction with bringing these facilities into service in 1995 and incurred approximately $2.7 million in costs related thereto. The Company believes it will continue to experience inefficiencies in early 1996. Although the Company has taken and is taking actions which it believes will lead to more efficient operations, there is no assurance that the Company will be able to achieve any improvement in efficiency or reduction in costs. In addition, although the Company maintains business interruption insurance for its primary facilities and other insurance for its business, a partial or total loss of one or more of these consolidated facilities may have a material adverse effect upon the Company's financial position and results of operations.

COMPUTER SYSTEMS CONVERSION

     The Company is continuing to upgrade its management information systems by implementing new integrated software and migrating from a centralized mainframe to mid-range mini-computers. As of December 30, 1995, the Company invested approximately $16 million in such systems. The Company currently estimates that the total cost to install and implement the new systems will be approximately $19 million. The Company brought two catalogs on line in 1994 and eight additional catalogs on-line in 1995 (during which time it maintained its existing systems for its other catalogs). The Company plans to bring the balance of its catalogs on-line in 1996. The Company will incur higher MIS costs in 1996 due to the completion of the transition to the new systems. The new management information systems have been designed to meet the Company's requirements as a high volume publisher of multiple catalogs and to permit the Company to achieve substantial economies of scale and improvements in the way its financial, merchandising, inventory, telemarketing, fulfillment and accounting functions are performed. Until the new systems are installed Company-wide, the Company will not achieve the full benefits of the new systems. There have been costs associated with maintaining duplicate facilities and certain inefficiencies and difficulties, including lower levels of customer service, in working with the new systems and maintaining duplicate systems as the transition process continues. There is no assurance that the Company will be able to overcome these difficulties and inefficiencies without them having an adverse affect on operations or that the new systems will be implemented as currently scheduled or that they will achieve the goals established by the Company.

CONSUMER SPENDING

     The Company's operations recently have been affected by the weak retail environment in most of the Company's business segments. Product margins have decreased due to greater promotional expenses as a result of generally weak consumer demand. The success of the Company's operations depends upon a number of factors relating to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. There can be no assurance that weak economic conditions or changes in the retail environment or other economic factors that impact the level of consumer spending would not have a material adverse impact on the Company.

CREDIT RISKS

     Several of the Company's catalogs, including Domestications(R), International Male(R) and Gump's(R), offer their own credit cards. The Company also offers, for use with almost all catalogs, the use of the Hanover Shop At Home credit card. In addition, the Company increasingly offers customers deferred billing arrangements reflecting a trend in the mail order catalog industry. The use of credit cards and deferred billing arrangements could be costly to the Company since it may need to fund such charges under the Credit Facility. There is no assurance that the use of credit cards and deferred billing arrangements will not lead to higher bad debt expenses.

DISCONTINUED CATALOGS

     The Company discontinued six catalogs in 1995 which generated revenues of $87.8 million in 1995 and $117.9 million in 1994 as a result of operating losses of $20 million in 1995 (including a provision for the costs associated with discontinuing these catalogs of $8.6 million) and $4.7 million in 1994 and poor future prospects for these catalogs. As a result of discontinuing catalogs, the Company incurs costs related to markdowns of merchandise in the discontinued catalogs. The Company may discontinue additional catalogs although it currently has no plans to do so.

RECENT ACQUISITIONS AND NEW BUSINESS DEVELOPMENTS

     The Company acquired three businesses during 1995: (i) in January 1995, the Company acquired the assets of Improvements(R), a leading do-it-yourself home improvement catalog featuring home aid accessories, and Leichtung Workshops(R), a woodworking and hobby catalog featuring tools, wood products and accessories, which the Company sold in 1996; (ii) in February 1995, the Company acquired the balance of the stock of Aegis Safety Holdings, Inc., the publisher of The Safety Zone(R), a direct marketer of safety, prevention and protection products; and
(iii) in May 1995, the Company acquired 67.5% of the stock of the company which publishes the Austad's(R) catalog, a direct marketer of golf equipment and related apparel and accessories. The Company acquired the balance of the stock of the company which publishes the Austad's(R) catalog in February 1996 in an asset exchange. None of these catalogs except Improvements(R) and Leichtung Workshops(R) was profitable at the time of its acquisition by the Company. In addition, these acquisitions present relatively new market niches for the Company and the Company must successfully integrate and develop these newly acquired companies. There can be no assurance that the Company will be able to successfully integrate these new businesses or improve their profitability.

     The acquisitions of Improvements(R), Leichtung Workshops(R), The Safety Zone(R) and Austad's(R) have been accounted for using the purchase method of accounting with goodwill of approximately $18.9 million in the aggregate initially recorded based upon the fair value of the net assets acquired and liabilities assumed. In addition, the company recorded $3.1 million representing the fair value of acquired mailing lists. The Company assesses the carrying value and the economic useful life of the goodwill on an ongoing basis based on such business' prior and future operating income and estimated net cash flows. There can be no assurance that the Company will not adjust the carrying value and the economic useful life of such goodwill in the future.

     In January 1994, the Company entered into the Sears Agreement to produce specialty catalogs for the more than 20 million mail order and credit card customers of Sears. In 1994 and 1995, Hanover generated revenues of $71 million and $81 million, respectively, and operating income of $2.9 million and $3 million, respectively, from this venture. The Sears Agreement contains performance standards which must be met by the Company and which allow Sears to terminate the Sears Agreement upon non-compliance. There can be no assurance that the Company will be able to meet such performance standards.

COMPETITION

     The mail order catalog business is highly competitive. The Company's catalogs compete with other mail order catalogs, both specialty and general, and retail stores, including department stores, specialty stores and discount stores. A number of the Company's competitors have substantially greater financial, distribution and marketing resources than the Company. In addition, due to the increased fixed costs experienced by the mail order catalog industry in recent years, the Company may be at a competitive disadvantage as compared to companies with substantially greater financial resources which will have a greater ability to meet these costs than the Company will have due to its limited financial resources. See "RISK FACTORS -- LIQUIDITY." The recent substantial sales growth in the direct marketing industry has encouraged the entry of many new competitors and an increase in competition from established companies.

SEASONALITY

     The Company has experienced substantially increased sales in the fourth quarter of each year as compared to the first three quarters, due in part to the Company mailing more catalogs in the second part of the year and decreasing apparel sales as a percentage of total sales. As a result, the fourth quarter is increasing in importance to the Company's results of operations. In the fourth quarter of 1995, the Company observed that customers waited until later in the quarter to order merchandise from the Company's catalogs in order to benefit from promotions, following a trend which affected the retail industry as a whole. In addition, many of such customers elected to take advantage of the Company's deferred billing arrangements or to use the Company's credit cards. Accordingly, and for other reasons that the Company is not able to foresee, there can be no assurance that the Company's fourth quarter operations will be successful.

DEPENDENCE ON SUPPLIERS

     Although the Company as a whole is generally not dependent on any one or small group of suppliers, several of its major catalogs are dependent on one or a small group of suppliers. There is no assurance that such suppliers will continue to provide the Company with the quantities of merchandise on the terms currently offered to the Company or that the Company will be able to find alternative suppliers on competitive terms.

     In addition, the Company's profitability depends upon its obtaining competitive terms from the merchandise vendors for its catalogs. In the fourth quarter of 1995, due to concerns over continuing operating losses at the Company and questions from vendors concerning the Company's continuing viability in light of the very difficult year for retailers with numerous Chapter 11 filings occurring, certain of such vendors tightened the terms available to the Company which resulted in higher back order levels and increased fulfillment costs which negatively impacted the Company's operating results in that quarter. This trend continued in early 1996 after several additional retail companies filed Chapter
11. The Company believes that upon the completion of the Rights Offering, the Company will return to normal trade terms with all suppliers; however, if the Company continues to experience operating losses, the Company may not be able to obtain such terms or sufficient quantities of merchandise on a cost-effective and timely basis to satisfy customer demand.

FOREIGN SOURCING

     Approximately 7% of the Company's merchandise is purchased directly from foreign suppliers. Such suppliers require the Company to post letters of credit relating to the merchandise purchased by the Company which increases the Company's cost of capital. The Company's business is subject to the risks generally associated with conducting business abroad, including adverse fluctuations in currency exchange rates (particularly those of the U.S. dollar against certain foreign currencies), changes in import duties or quotas, the imposition of taxes or other charges on imports, disruptions or delays in shipments and transportation, labor disputes and strikes. The occurrence of any one or more of the foregoing could adversely affect the Company's financial position or results of operations.

DEPENDENCE ON MANAGEMENT

     The success of the Company's operations depends in part on its ability to attract and retain skilled management personnel. The Company recently retained a new President and Chief Executive Officer who is building a management team. As a result of the turmoil in the mail order catalog business due to the operating difficulties encountered by catalog operators in 1995, including record paper and postage price increases, management turnover at the Company and within the entire industry has been high. The Executive Vice President, Secretary and General Counsel announced his departure before the end of April. The Executive Vice President and Chief Financial Officer has also indicated his intention to resign for personal reasons but has agreed to stay with the Company until his replacement can be found. The Company has commenced a search for a new Chief Financial Officer. The Company is considering adopting various retention programs. However, the likelihood of continuing management instability during the transition period is high.

TAX LOSS CARRYFORWARDS

     At December 30, 1995, the Company had net operating loss carryforwards ("NOLs") totalling $162.5 million which expire in 2001 through 2010. The Company's available NOLs for tax purposes consist of $91.4 million of NOLs subject to a $4 million annual limitation under Section 382 of the Internal Revenue Code of 1986 and $71.2 million of NOLs not subject to a limitation.

     Realization of the future tax benefits is dependent on the Company's ability to generate taxable income within the carryforward period and the periods in which net temporary differences reverse. Future levels of operating income and taxable income are dependent upon general economic conditions, competitive pressures on sales and margins, postal and other delivery rates and other factors beyond the Company's control. Accordingly, no assurance can be give that sufficient taxable income will be generated for utilization of NOLs and reversals of temporary differences.

RESTRICTIONS ON DIVIDENDS

     The Company is restricted from paying dividends on its Common Stock or from acquiring any of its capital stock by certain debt covenants contained in agreements to which the Company is a party. Cash dividends have not been paid on the Common Stock since 1967.

RELATIONSHIP WITH NAR

     NAR currently owns approximately 53% of the Company's outstanding Common Stock on a fully diluted basis. Although pursuant to a stock purchase agreement between the Company and NAR, NAR has agreed to nominate only six of the Company's eleven Directors until July 1996, NAR will have the power to elect the entire Board of Directors and, except as otherwise provided by law or the Company's Certificate of Incorporation, to approve any action requiring shareholder approval without a shareholders meeting.

DEPENDENCE ON NAR

     As the Company's financial performance has deteriorated, the Company has become increasingly dependent on NAR and its affiliates for financial support. In November 1995, IMR, an affiliate of NAR, purchased the 9.25% Notes from a third party in connection with the refinancing of the Company's indebtedness under the Credit Facility. The Company paid NAR a commitment fee of $105,000 upon the signing of a repurchase and option agreement and a fee of $210,000 (1.5% of the outstanding principal amount of the 9.25% Notes acquired by IMR) upon the funding, as well as all expenses incurred by NAR in performing its obligation. The Company extended by two years the terms of the warrants to purchase 5,033,735 shares held by NAR and IMR to August 1, 1998. The Company also agreed to indemnify NAR against any and all claims or losses asserted against it or incurred by it relating to the transactions contemplated by the repurchase and option agreement.

     The Company and NAR have entered into the Standby Purchase Agreement, pursuant to which NAR will be required, subject to the fulfillment of various terms and conditions thereof, to purchase all Unsubscribed Shares in the Rights Offering. If all of the Rights are exercised, NAR will not be required to purchase any of the Common Stock issuable upon the exercise of the Rights. As compensation to NAR for its commitment under the Standby Purchase Agreement, the Company has agreed to pay to NAR, on the Closing Date or at such other time and date as NAR and the Company may agree in writing, certain fees described more fully under the caption "THE RIGHTS OFFERING -- STANDBY PURCHASE COMMITMENT."

     There is no assurance that NAR or its affiliates will continue to support the Company financially should the Company need such support since NAR and its affiliates are under no obligation to do so. There is no assurance that should NAR or its affiliates cease to provide such financial support, it would not have a material adverse impact on the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     In the future, NAR will be able to sell shares of Common Stock owned by it in the open market pursuant to an exemption from registration under the Securities Act or by causing the Company to file a registration statement with respect to such shares. NAR has "piggyback" and demand registration rights as provided in a Registration Rights Agreement between it and the Company. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price. NAR has advised the Company that it does not currently intend to sell any shares of voting stock of the Company owned by it.

UNCERTAIN MARKET FOR RIGHTS; MARKET CONDITIONS; MARKET CONSIDERATIONS

     Because the Rights are new securities, the trading market for the Rights may be volatile. Moreover, there can be no assurance that a market for the Rights will develop or as to the price at which the Rights will trade.

     The Subscription Price of the Rights has been determined by the Board of Directors of the Company and represents a discount to the market price of the Common Stock at the date of this Prospectus. However, there can be no assurance that the market price for the Common Stock will not decline during the subscription period or that, following the Expiration Date, a subscribing Rights holder will be able to sell shares of Common Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price. When made, the election of a Rights holder to exercise Rights in the Rights Offering is irrevocable. Moreover, until certificates are delivered, subscribing Rights holders may not be able to sell the Common Stock that they have purchased in the Rights Offering. Certificates representing shares of Common Stock purchased pursuant to the Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date. No interest will be paid to Rights holders on funds delivered to the Subscription Agent pursuant to the exercise of Rights pending delivery of shares of Common Stock acquired upon exercise of Rights.

IMPACT OF RIGHTS OFFERING ON HOLDERS OF COMMON STOCK; DILUTION

     The Rights entitle the holders of shares of Common Stock and Convertible Preferred Stock to purchase shares of Common Stock at a price below the prevailing market price of the Common Stock immediately prior to the commencement of the Rights Offering. Holders of shares of Common Stock and Convertible Preferred Stock who exercise their Rights will preserve their proportionate interest in their equity ownership and voting power of the Company on a fully-diluted basis. Holders who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of the Company. The sale of the Rights may not compensate a holder for all or any part of the reduction in the market value of such stockholder's shares of Common Stock, if any, resulting from the Rights Offering. Stockholders who do not exercise or sell their Rights will relinquish any value inherent in the Rights.

     Assuming all of the Rights are exercised and based on 93,516,651 shares of Common Stock, 78,300 shares of Series A Preferred Stock and 634,900 shares of
Series B Preferred Stock outstanding on April   , 1996, the consummation of the
Rights Offering would result (on a pro forma basis as of such date) in an
increase of approximately           shares of Common Stock. NAR owns
approximately 53% of the Common Stock as of such date on a fully diluted basis. Assuming that all of the holders of the Rights exercise such Rights and that NAR
exercises the Rights distributed to it, NAR would own      % of the Common Stock
of the Company after the Rights Offering on a fully diluted basis. Assuming that no Rights are exercised by the holders thereof but that NAR exercises its Rights and purchases all of the Unsubscribed Shares pursuant to the Standby Purchase
Agreement, NAR would own      % of the Common Stock after the Rights Offering on
a fully diluted basis.

                                USE OF PROCEEDS

     The proceeds available to the Company from the Rights Offering, including NAR's standby purchase commitment, after payment of approximately $750,000 of fees and expenses incurred in connection with the Rights Offering, will be approximately $39,250,000 (assuming the minimum proceeds to the Company upon consummation of the standby underwriting). The Company intends to use such net proceeds as follows: (i) to pay all principal and interest on the 9.25% Notes outstanding and owned by IMR, an affiliate of NAR, the Company's majority shareholder, (ii) to repay all amounts outstanding under the Credit Facility with Congress on the Closing Date, and (iii) for other general corporate purposes.

     In November 1995, the Company entered into the Credit Facility with Congress consisting of a three-year revolving line of credit of up to $65 million and two two-year term loans aggregating $10 million. The revolving facility carries an interest rate of 1.25% above prime and the term loan carries an interest rate of 1.5% above prime. At March 30, 1996, the Company had approximately $57.1 million of outstanding borrowings under the revolving line of credit (including documentary and standby letters of credit) and approximately $9.7 million outstanding under the term loans. The rates of interest related to the revolving line of credit and the term loans were 9.50% and 9.75%, respectively, at March 30, 1996.

     In November 1995, IMR, an affiliate of NAR, purchased the 9.25% Notes from a third party in connection with the refinancing of the Company's indebtedness under the Credit Facility. At March 30, 1996, the Company had $14 million of 9.25% Notes outstanding and owned by IMR.

     Pending any specific application, the net proceeds will be added to working capital and invested in short-term interest-bearing obligations.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 30, 1995 and as adjusted to reflect the net proceeds from
the sale of the        shares of the Common Stock offered by the Company. See
"USE OF PROCEEDS."

                                                                         AT DECEMBER 30, 1995
                                                                       -------------------------
                                                                        ACTUAL       AS ADJUSTED
                                                                       ---------     -----------
                                                                       (IN THOUSANDS, EXCEPT PER
                                                                          SHARE INFORMATION)
Long-term debt (a):
  Revolving Term Notes...............................................  $   9,931      $
  TAC Revolving Credit Facility......................................      2,011
  Term Financing Facility............................................     20,000
  8.76% Mortgage Note Payable due 2003...............................      1,718
  Industrial Revenue Bonds due 2003..................................      8,000
  6% Mortgage Notes Payable due 1998.................................      3,139
  9.25% Subordinated Notes due 1998..................................     14,000
  7 1/2% Convertible Subordinated Debentures due 2007................        751
  Other..............................................................         19
                                                                       ---------       ---------
          Total long-term debt.......................................     59,569
Shareholders' equity:
  6% Series A Convertible Additional Preferred Stock, $10 stated
     value, authorized 5,000,000 shares; issued 78,300 shares in
     1995............................................................        795
  Series B Convertible Additional Preferred Stock, $.01 par value,
     authorized and issued 634,900 shares in 1995....................      5,558
  Common Stock, $.66 2/3 par value, authorized 150,000,000 shares;
     issued 93,693,162 in 1995 and 92,737,840 shares outstanding;
            shares issued and        outstanding, as
     adjusted(b)(c)..................................................     62,461
  Capital in excess of par value(c)..................................    255,390
  Accumulated deficit................................................   (231,332)
Less:
  Treasury stock, at cost (1,157,061 shares at December 30, 1995)....     (3,345)
  Notes receivable from sale of Common Stock.........................     (2,023)
  Deferred compensation..............................................       (294)
                                                                       ---------       ---------
     Total shareholders' equity......................................     87,210
                                                                       ---------       ---------
          Total capitalization.......................................  $ 146,779      $
                                                                       =========       =========

- ---------------
(a) The Company intends to repay borrowings under the Credit Facility from Congress with any proceeds in excess of the repayment of the 9.25% Notes. At December 30, 1995 there were no borrowings under the Credit Facility from Congress; however, as a result of seasonal borrowing, the Company
     expects that approximately $          will be outstanding at the time of
     the closing of the Rights Offering.

(b)  Excludes 5,873,407 shares of Common Stock issuable upon exercise of
     outstanding options and warrants exercisable within 60 days of April   ,
     1996.

(c) The gross proceeds from the Rights Offering are $40 million and the Company estimates incurring approximately $750,000 in fees associated with the filing, resulting in net proceeds of $39.25 million.

                                DIVIDEND POLICY

     The Company is restricted from paying dividends on its Common Stock or from acquiring any of its capital stock by certain debt covenants contained in agreements to which the Company is a party. Cash dividends have not been paid on the Common Stock since 1967.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the AMEX under the symbol "HNV." The following table sets forth the high and low sale prices of the Common Stock reported on the AMEX Composite Tape for the periods shown.

                                                                       HIGH         LOW
                                                                       -----       -----
        1994
          First Quarter..............................................  $7 7/8       $6
          Second Quarter.............................................   7 1/8        3 15/16
          Third Quarter..............................................   4 15/16      3 3/4
          Fourth Quarter.............................................   4 3/8        3 3/8
        1995
          First Quarter..............................................   3 5/8        2 1/2
          Second Quarter.............................................   3 1/16       2 5/16
          Third Quarter..............................................   2 13/16      1 15/16
          Fourth Quarter.............................................   2 1/16       1 1/2
        1996
          First Quarter..............................................   1 13/16      1 1/8
          Second Quarter (through April   )..........................

     As of April   , 1996, there were approximately 4,825 holders of record of
the Common Stock. On April   , 1996, the last reported sale price of the Common
Stock on the AMEX was $          per share.

                              THE RIGHTS OFFERING

THE RIGHTS

     The Company is distributing transferable Rights, at no cost, to the record holders ("Holders") of the Common Stock and Convertible Preferred Stock
outstanding as of the Record Date. The Company will distribute      . Rights for
each share of Common Stock held of record on the Record Date,             .
Rights for each share of Series A Preferred Stock held of record on the Record
Date and      . Rights for each share of Series B Preferred Stock held of record on the Record Date. The number of Rights distributable for each share of Series A Preferred Stock and Series B Preferred Stock held on the Record Date was calculated assuming such shares had been converted into Common Stock on the Record Date in accordance with the terms thereof. The Rights will be evidenced by transferable Subscription Certificates. An aggregate of up to approximately
     Underlying Shares will be sold upon exercise of the Rights or pursuant to
the Standby Purchase Agreement between the Company and NAR. On             ,
1996 (the "Closing Date"), NAR shall purchase from the Company all Unsubscribed Shares pursuant to its standby purchase commitment. See "THE RIGHTS
OFFERING -- STANDBY PURCHASE COMMITMENT."

     No fractional Rights or cash in lieu thereof will be issued or paid. The number of Rights distributed to each Holder will be rounded up to the nearest whole number. No Subscription Certificate may be divided in such a way as to permit the holder to receive a greater number of Rights than the number to which such Subscription Certificate entitles its holder, except that a depositary, bank, trust company, and securities broker or dealer holding shares of Common Stock on the Record Date for more than one beneficial owner may by delivering a
written request by 5:00 p.m., New York City time, on             , 1996 and,
upon proper showing to the Subscription Agent, exchange its Subscription Certificate to obtain a Subscription Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a Holder on the Record Date. The Company reserves the right to refuse to issue any such Subscription Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holders will be rounded up to the nearest whole Right.

     Because the number of the Rights distributed to each Holder will be rounded up to the nearest whole number, beneficial owners of Common Stock who are also the record holders of such shares will receive more Rights under certain circumstances than beneficial owners of Common Stock who are not the record holders of their shares and who do not obtain (or cause the record owner of their shares of Common Stock to obtain) a separate Subscription Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of Common Stock or beneficial owners of Common Stock who obtain a separate Subscription Certificate receive more Rights, they will be able to subscribe for more shares pursuant to the Subscription Privilege.

EXPIRATION DATE

     The Rights will expire at 5:00 p.m., New York City time, on the Expiration Date. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

SUBSCRIPTION PRIVILEGE

     Pursuant to the Subscription Privilege, each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock. Certificates representing shares of Common Stock purchased pursuant to the Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date. In the event that the conditions precedent to NAR's obligation to exercise its standby purchase commitment are not satisfied or otherwise waived by NAR, the Subscription Price shall be returned to the subscribers as soon as practicable after the Expiration Date and no Underlying Shares will be sold by the Company. See "THE RIGHTS
OFFERING -- STANDBY PURCHASE COMMITMENT."

EXERCISE OF RIGHTS

     Rights may be exercised by delivering to American Stock Transfer & Trust Company, as the Subscription Agent, on or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Subscription Privilege. Such payment in full must be by (a) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to American Stock Transfer & Trust Company, as Subscription Agent, or (b) wire transfer of funds to the account
maintained by the Subscription Agent for such purpose at             Bank,
Account No.           ; ABA No.           . The Subscription Price will be
deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order or (iii) receipt of good funds in the Subscription Agent's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, holders of Rights who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

     The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

            By Mail:                 By Facsimile                  By Hand:
American Stock Transfer & Trust      Transmission:     American Stock Transfer & Trust
            Company                 (718) 234-5001                 Company
   40 Wall Street, 46th Floor                             40 Wall Street, 46th Floor
    New York, New York 10005                               New York, New York 10005

                             To Confirm Receipt and
                            For General Information:
                                 (Call Collect)
                                 (212) 936-5100
                                 (718) 921-8200

     If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

          (i) such holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Subscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

          (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instruction as to Use of Hanover Direct, Inc. Subscription Certificates (the "Instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising Rights holder, the number of Underlying Shares being subscribed for pursuant to the Subscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate evidencing such Rights within five American Stock Exchange trading days following the date of the Notice of Guaranteed Delivery; and

          (iii) the properly completed Subscription Certificate or Subscription Certificates evidencing the Rights being exercised, with any required signatures guaranteed, is received by the Subscription Agent within five American Stock Exchange trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by telegram or facsimile transmission (telecopy no.
     (718) 236-4588 or (718) 234-5001). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent, whose address and telephone numbers are set forth under "INFORMATION AGENT."

     Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

     Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositaries for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Right should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through such a holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owner's instructions.

     The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

     THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

     Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent, Morrow & Co., Inc. at its address set forth under "Information Agent" (telephone (800) 533-7254).

NO REVOCATION

     ONCE A HOLDER OF RIGHTS HAS EXERCISED THE SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

METHOD OF TRANSFERRING RIGHTS

     Rights may be purchased or sold through usual investment channels, including banks and brokers. The Rights may be traded on the American Stock Exchange and in the over-the-counter market. It is anticipated that the Rights will trade on a "when issued" basis up to and including the American Stock Exchange trading day immediately following the Record Date.

     The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying Instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

     The Rights evidenced by a Subscription Certificate also may be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent such Subscription Certificate properly executed for sale by the Subscription Agent. If only a portion of the Rights evidenced by a single Subscription Certificate are to be sold by the Subscription Agent, such Subscription Certificate must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold. Promptly following the Expiration Date, the Subscription Agent will send the Rights holder a check for the net proceeds from the sale of any Rights sold. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent for the sale of all Rights through the Subscription Agent, less any applicable brokerage commissions, taxes and other direct expenses of sale. The Company will pay the fees charged by the Subscription Agent for effecting such sales. Orders to sell Rights must be received by the Subscription Agent prior to 11:00 a.m., New York
City time, on             , 1996 and the Subscription Agent's obligation to
execute orders is subject to its ability to find buyers.

     Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

     Except for the fees charged by the Subscription Agent (which will be paid by the Company as described above), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

     The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the Subscription Privilege may be effected through, the facilities of the Depository Trust Company.

LISTING

     The outstanding shares of Common Stock are listed on the American Stock Exchange. The Company has applied for the listing of the Underlying Shares on the American Stock Exchange.

FOREIGN AND CERTAIN OTHER SHAREHOLDERS

     Subscription Certificates will not be mailed to Holders whose addresses are outside the United States but will be held by the Subscription Agent for their account. To exercise such Rights, such Holders must notify the Subscription
Agent on or prior to 11:00 a.m., New York City time, on           , 1996, at
which time (if
no instructions have been received) the Rights represented thereby will be sold, if feasible, and the net proceeds, if any, remitted to such Holders. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent for the sale of all Rights through the Subscription Agent, less any applicable brokerage commissions, taxes and other expenses.

STANDBY PURCHASE COMMITMENT

     The Company and NAR have entered into the Standby Purchase Agreement, pursuant to which NAR will be required, subject to the fulfillment of various terms and conditions thereof, to purchase all Unsubscribed Shares. If all of the Rights are exercised, NAR will not be required to purchase any of the Common Stock issuable upon the exercise of the Rights. The summary of the Standby Purchase Agreement contained herein is qualified in its entirety by reference to the specific provisions of the Standby Purchase Agreement, a copy of which is on file with the Commission. See "AVAILABLE INFORMATION."

     As compensation to NAR for its commitment under the Standby Purchase Agreement, the Company has agreed to pay to NAR, on the Closing Date or at such other time and date as NAR and the Company may agree in writing, an amount equal to 1% (the "Standby Fee") in respect of the aggregate offering price of the aggregate number of shares of Common Stock issuable upon exercise of the Rights granted to holders of Common Stock and Convertible Preferred Stock plus an additional amount equal to 4% of the aggregate offering price (the "Take-Up Fee") in respect of all shares of Common Stock, if any, purchased by NAR pursuant to its commitment thereunder; provided, however, that the Company shall pay to NAR, on the Closing Date, the Standby Fee and, if any, the Take-Up Fee in cash or shares of Common Stock (with each such share being attributed a value of
$          by the parties thereto), or any combination of cash and shares of
Common Stock as NAR shall decide in its sole discretion. NAR has not yet decided how it will take such fees. NAR shall communicate its election to receive the Standby Fee and, if any, the Take-Up Fee in cash or shares of Common Stock or combinations of both by delivering a signed writing evidencing such election to the Company on the Closing Date. Notwithstanding the foregoing, NAR shall not be entitled to a Standby Fee with respect to the shares of Common Stock issuable upon exercise of the Rights with respect to the shares of Common Stock owned
beneficially by Theodore H. Kruttschnitt as of           , 1996 if (i) at the
time of the execution of the Standby Purchase Agreement, he has furnished to NAR an undertaking to exercise the Rights distributed to him with respect to such shares of Common Stock and (ii) upon the closing of the Rights Offering, Mr. Kruttschnitt purchases the shares of Common Stock which he undertakes to purchase. Mr. Kruttschnitt [furnished] [did not furnish] such an undertaking [on
          , 1996]. As additional compensation to NAR for its commitment under the Standby Purchase Agreement, the Company has agreed to amend all warrants to purchase shares of Common Stock held by NAR and its affiliate to permit a "net-issue" exercise. As of March 30, 1996, NAR and its affiliates owned warrants to purchase an aggregate of 5,033,735 shares of Common Stock at exercise prices ranging from $2.19 to $2.91 per share expiring on August 1, 1998. The number of shares for which the warrants may be exercised and the exercise prices thereof will be adjusted as a result of the Rights Offering pursuant to the anti-dilution provisions of such warrants.

     The Company has agreed that except as otherwise contemplated in this
Prospectus, it will not prior to        , 1996, sell or otherwise dispose of any
shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock pursuant to a registration statement filed after the date hereof with the Commission pursuant to the Securities Act without the prior written consent of NAR.

     The Standby Purchase Agreement provides that the Company will indemnify NAR against certain liabilities incurred in connection with the Rights Offering, including liabilities under the Securities Act, or contribute to payments NAR may be required to make in respect thereof.

     The obligation of NAR under the Standby Purchase Agreement to purchase Unsubscribed Shares is subject to the following conditions, among others: that the Registration Statement of which this Prospectus is a part shall have been declared effective, and that no stop order with respect thereto shall have been issued; that the Company shall have commenced mailing the Subscription Certificates to record holders of the Common Stock and Convertible Preferred Stock not later than the day following the Record Date and shall have completed such mailing expeditiously, and shall have offered the Common Stock for subscription in accordance with the terms and under the conditions set forth in this Prospectus; that the Company shall have advised NAR daily during the period when the Rights are exercisable of the number of shares of Common Stock subscribed for, and prior to 12:00 Noon, New York City time, on the business day following the Expiration Date, shall have advised NAR of the number of the shares of Common Stock subscribed for and of the number of Unsubscribed Shares; that the Company shall not have experienced any material adverse change in its business (including the results of operations or management) or properties and that the Company affirm as correct certain representations and warranties made to NAR. In addition, NAR in its absolute discretion may elect to terminate its obligations under the Standby Purchase Agreement if trading in the Common Stock has been suspended by the Commission or the American Stock Exchange or trading in securities generally on the American Stock Exchange has been suspended, limited or subject to the establishment of minimum prices.

     The issuance of Common Stock upon the exercise of Rights to holders of shares of Common Stock and Convertible Preferred Stock to which Rights have been granted is contingent upon the consummation of the purchase by NAR of the Unsubscribed Shares. In the event that the conditions precedent to NAR's obligations to exercise its standby purchase commitment are not satisfied or otherwise waived by NAR, all amounts paid by subscribers upon exercise of Rights shall be returned to such subscribers as soon as practicable after the Expiration Date and no Underlying Shares will be sold by the Company.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS

     The following summary describes the material United States federal income tax considerations applicable to Holders upon the distribution of the Rights, and to holders of Rights upon their exercise and disposition. Holders should be aware that certain of the federal income tax consequences relevant to the Holders are unclear under existing law or are dependent on factual considerations that cannot currently be determined. There can be no assurance that the Internal Revenue Service will take a similar view as to any of the tax consequences described below. No ruling has been or will be requested from the Internal Revenue Service on any tax matters relating to the Rights Offering or the ownership or disposition of the Common Stock.

     This summary is based upon the provisions of the Code, the regulations, administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to a particular Holder or to certain types of Holders subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax exempt organizations and foreign taxpayers), nor does it discuss any aspect of state, local or foreign tax laws. Foreign persons should see "THE RIGHTS OFFERING -- CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS" below. Furthermore, this summary is limited to persons that have held the Common Stock or Convertible Preferred Stock, as applicable, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion is provided for general informational purposes only, and is not intended as tax advice to the Holders. Holders are advised to consult their own tax advisors with respect to the consequences to them of the Rights Offering.

     Distribution of the Rights. Subject to the discussions in "Constructive Distributions Under Section 305 of the Code," below, Holders will not recognize taxable income, for federal income tax purposes, in connection with the distribution of the Rights.

     Basis and Holding Period of the Rights. Except as provided in the following sentence, the basis of the Rights received by a Holder as a distribution with respect to such Holder's Common Stock or Convertible Preferred Stock, as applicable, will be zero. If either (i) the fair market value of the Rights on the date of issuance is 15% or more of the fair market value (on the date of issuance) of the Common Stock or Convertible Preferred Stock, as applicable, with respect to which they are received or (ii) the Holder elects, in such Holder's federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Common Stock or Convertible Preferred Stock, as applicable, to the Rights, then upon exercise or transfer of the Rights, the Holder's basis in such Common Stock or Convertible Preferred Stock, as applicable, will be allocated between the Common Stock or Convertible Preferred Stock, as applicable, and the Rights in proportion to the fair market values of each on the date of distribution. The holding period of a Holder with respect to the Rights received as a distribution on such Holder's Common Stock or Convertible Preferred Stock, as applicable, will include the Holder's holding period for the Common Stock or Convertible Preferred Stock, as applicable, with respect to which the Rights were distributed. In the case of a purchaser of Rights, the tax basis of such Rights will be equal to the purchase price paid therefor and the holding period for such Rights will commence on the day following the date of the purchase.

     Transfer of the Rights. A Holder who sells the Rights received in the distribution prior to exercise will recognize gain or loss equal to the difference between the sale proceeds and such Holder's basis (if any) in the Rights sold. Such gain or loss will be capital gain or loss if gain or loss from a sale of Common Stock or Convertible Preferred Stock, as applicable, held by such Holder would be characterized as capital gain or loss at the time of such sale, and will be long term capital gain or loss if the holding period for the Rights disposed of is more than one year and short term capital gain or loss if such holding period is one year or less. Any gain or loss recognized on a sale of Rights acquired by purchase will be short term capital gain or loss if Common Stock acquired through exercise of such Rights would be a capital asset in the hands of the seller (if acquired by him).

     Lapse of the Rights. Holders who allow the Rights distributed to them to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock owned by such Holders. Purchasers of the Rights will be entitled to a loss equal to their tax basis in the Rights if such Rights expire unexercised. Any loss recognized on the expiration of Rights acquired by purchase will be a short term capital loss if Common Stock acquired through exercise of such Rights would be a capital asset in the hands of the seller (if acquired by him).

     Exercise of the Rights; Basis and Holding Period of Common Stock. Holders of Rights will not recognize gain or loss upon the exercise of such Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the Rights holder's basis in such Rights (if any). The holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

     Constructive Distributions Under Section 305 of the Code. Section 305 of the Code provides, inter alia, that a distribution or a series of distributions of stock or stock rights that has the effect of the receipt of property (including cash) by some shareholders and an increase in the proportionate interests of other shareholders in the assets or earnings and profits of a corporation will be treated as a distribution of property to which Section 301 applies. Section 305 also provides that a distribution with respect to preferred stock, other than an increase in the conversion ratio of convertible preferred stock made solely to take account of a stock dividend or stock split with respect to stock into which such convertible stock is convertible, will be treated as a distribution of property to which Section 301 applies. Treasury Regulations under Section 305 provide, further, that a distribution by a corporation of its stock (or rights to acquire its stock) made with respect to its preferred stock is not to be treated as a distribution of property to which
Section 301 applies if the distribution is made with respect to convertible preferred stock to take into account a stock dividend, stock split or any similar event (such as the sale of stock at less than fair market value pursuant to a rights offering) which would otherwise result in the dilution of the conversion right.

     The Company believes that the Rights Offering should not result in the receipt of property (including cash) by some shareholders and an increase in the proportionate interests of other shareholders in the assets or earnings and profits of the Company. The Company further believes that the distribution of Rights to the Holders of Convertible Preferred Stock of the Company (which Convertible Preferred Stock currently does not contain anti-dilution provisions) which are being made in order to prevent the dilution of the conversion rights of such Holders should not be treated as a distribution of property to which
Section 301 applies. However, such results are uncertain because the law is unclear as to precisely when distributions may be subject to Section 301 by virtue of Section 305 and because future events, which cannot now be determined, may affect the tax consequences of the Rights Offering.

     A distribution of property to which Section 301 applies is treated as a dividend to the extent of the distributing corporation's current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the recipient's basis in the stock to which the deemed distribution is attributable, then as an amount received in exchange for such stock.

     The Company believes that it had a deficit in both current and accumulated earnings and profits as of the close of its taxable year ended December 30, 1995 and for the first quarter of 1996. The amount of earnings and profits, if any, that the Company will earn during 1996 will depend on its future actions and financial performance and cannot currently be determined. If the Company were to generate current earnings and profits for 1996, a Holder might ultimately be treated as having received a constructive dividend pursuant to Section 305 of the Code as a result of the Rights Offering or other transactions or activities in which the Company engages. Even if the Company does not have current or accumulated earnings and profits, a Holder might have to reduce its basis in its Common Stock or Convertible Preferred Stock, as applicable, by the value of the Rights received or other distributions deemed to be constructively received under Section 305, or to recognize gain (which would be capital gain if the Holder holds its Common Stock or Convertible Preferred Stock, as applicable, as a capital asset) to the extent that the value of the Rights (or other constructive distributions) exceeded such Holder's basis in its Common Stock or Convertible Preferred Stock, as applicable.

     BECAUSE THE LAW IS UNCLEAR AND A HOLDER'S TAX CONSEQUENCES MAY DEPEND ON ITS PARTICULAR SITUATION, NO ASSURANCE CAN BE GIVEN THAT THE INTERNAL REVENUE SERVICE WILL NOT ASSERT (OR, IF ASSERTED BY THE INTERNAL REVENUE SERVICE, THAT A COURT WILL NOT HOLD) THAT THE RIGHTS OFFERING RESULTS IN CONSTRUCTIVE DISTRIBUTIONS TO THE HOLDERS UNDER SECTION 305 OF THE CODE.

     THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH HOLDER IS URGED TO CONSULT WITH SUCH HOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING TO SUCH HOLDER'S OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.

FEDERAL INCOME TAX CONSEQUENCES OF RIGHTS OFFERING TO COMPANY

     The Company will not recognize gain or loss on either the distribution or the exercise or lapse of the Rights.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following summary describes the material United States federal tax consequences of the distribution, exercise and disposition of the Rights, and the ownership and disposition of Common Stock acquired upon exercise thereof, by a person (a "non-U.S. holder") who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, foreign partnership, or foreign estate or trust, as such terms are defined in the Code. This summary does not discuss all aspects of federal taxation that may be relevant to a particular non-U.S. holder, nor does it consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position.

     Issuance or Exercise of the Rights.  Subject to the possible application of
Section 305 of the Code (see "CERTAIN FEDERAL TAX CONSEQUENCES TO
HOLDERS -- CONSTRUCTIVE DISTRIBUTIONS UNDER SECTION 305 OF THE CODE," above), which could cause the Rights Offering to result in the constructive receipt of dividends (which would be taxable as described in "Dividends on Common Stock," below) or of an amount received in exchange for the Common Stock (which would be taxable as described in "Disposition of Rights or Common Stock," below), non-U.S. holders of Common Stock will not recognize taxable income, for United States federal income tax purposes, and will not be subject to withholding of United States federal income tax, in connection with the receipt or exercise of the Rights.

     Disposition of Rights or Common Stock. A non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on the disposition of the Rights or Common Stock acquired upon exercise thereof unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States, (ii) in the case of a non-U.S. Holder who is a nonresident alien individual and holds either the Rights or such Common Stock as a capital asset, such Holder is present in the United States for 183 or more days in the taxable year of sale, (iii) the non-U.S. Holder has owned, directly or by attribution, more than 5% of the Rights or the Common Stock at any time during the five-year period ending on the date of disposition of such interest and the Rights or such Common Stock, as the case may be, is, at the time of disposition, a United States real property interest within the meaning of Section 897(c)(1) of the Code or (iv) a non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to expatriates.

     Dividends on Common Stock. Dividends paid to a non-U.S. Holder of Common Stock or Convertible Preferred Stock, as applicable, will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the non-U.S. Holder within the United States. In order to claim the benefit of an applicable tax treaty rate, a non-U.S. Holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty.

     Dividends received by a non-U.S. Holder that are effectively connected with the conduct of a trade or business of a non-U.S. holder within the United States are exempt from the withholding tax described above. A non-U.S. holder may claim this exemption by filing Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of Trade or Business in the United States) with the Company or its dividend paying agent. Dividends that are effectively connected with the conduct of a trade or business within the United States (after reduction by certain deductions) are generally taxed regular United States federal income tax rate and, in the case of foreign corporations, may also be subject to an additional U.S. branch profits tax of 30% (or lower applicable treaty rate).

     Federal Estate Taxes. Common Stock held by an individual non-U.S. Holder at the time of death will be included in such Holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     U.S. Information Reporting Requirements and Backup Withholding. Under temporary United States Treasury Regulations, United States information reporting requirements and backup withholding tax will not apply to dividends paid on Common Stock to a non-U.S. holder at an address outside the United States. Payment by a United States office of a broker of the proceeds of a sale of the Rights or Common Stock acquired through exercise thereof is subject to both information reporting and backup withholding at a rate of 31% unless the Holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to a payment of the proceeds of a sale of the Rights or such Common Stock by a foreign office of a United States broker, or certain foreign brokers, unless the broker has documentary evidence in its records that the Holder is a non-U.S. holder and certain other conditions are met, or the Holder otherwise establishes an exemption.

     The Internal Revenue Service has issued proposed regulations which, if they become final, would impose new information reporting and certification requirements and possible backup withholding on payments of dividends to non-U.S. Holders. The new rules would be applicable to payments of dividends made after 1997 and current law would remain in effect until then. Non-U.S. holders should consult with their tax advisers as to compliance with the new rules so as to avoid possible information reporting and backup withholding on dividend payments after 1997.

     A non-U.S. Holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Revenue Service.

     THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH NON-U.S. HOLDER IS URGED TO CONSULT WITH SUCH NON-U.S. HOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING TO SUCH NON-U.S. HOLDER'S OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

DESCRIPTION OF COMMON STOCK

     For a description of the Common Stock, see "DESCRIPTION OF CAPITAL STOCK."

SUBSCRIPTION AGENT

     The Company has appointed American Stock Transfer & Trust Company as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price should be delivered, as well as the address to which the Notice of Guaranteed Delivery must be delivered, is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

           By Mail:              By Facsimile Transmission:              By Hand:
American Stock Transfer & Trust         (718) 234-5001        American Stock Transfer & Trust
            Company                                                       Company
  40 Wall Street, 46th Floor                                    40 Wall Street, 46th Floor
   New York, New York 10005                                      New York, New York 10005
                                   To Confirm Receipt and
                                  For General Information:
                                       (212) 936-5100
                                       (718) 921-8200

The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify the Subscription Agent from any liability which it may incur in connection with the Rights Offering. The Company has been informed by the Subscription Agent that it is a bank within the meaning of Section 3(a)(6) of the Exchange Act.

INFORMATION AGENT

     The Company has appointed Morrow & Co., Inc. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Instructions or the Rights Offering Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and address below.

                               MORROW & CO., INC.

                                909 Third Avenue
                                   20th Floor
                               New York, NY 10022
                                 (212) 754-8000
                            TOLL-FREE 1-800-566-9061
              Banks and brokerage firms please call 1-800-662-5200

The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities which it may incur in connection with the Rights Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The following general summary of the material terms of the capital stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by reference to, the pertinent portions of the Company's Certificate of Incorporation.

GENERAL

     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, 12,270,503 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), 40,000 shares of Class B 8% Cumulative Preferred Stock, par value $.01 and stated value $1,000 per share (the "Class B Preferred"), 861,900 shares of 7.5% Cumulative Convertible Preferred Stock, par value $.01 and stated value $20 per share (the "7.5% Preferred"), 234,900 shares of Series A Preferred Stock, 634,900 shares of Series B Preferred Stock and 5,000,000 shares of Additional Preferred Stock, par value $.01 per
share (the "Additional Preferred"). As of April   , 1996, there were 93,516,651
shares of Common Stock, 78,300 shares of Series A Preferred Stock and 634,900 shares of Series B Preferred Stock outstanding.

COMMON STOCK

     General. There are no redemption or sinking fund provisions applicable to the shares of Common Stock and such shares are not entitled to any preemptive rights.

     Voting. Each holder of Common Stock is entitled to one vote for each share registered in the holder's name on the books of the Company. Since none of the shares of Common Stock have cumulative voting rights, the holders of more than 50% of the shares can elect all the Directors of the Company in each class of Directors, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of the Directors.

     Dividends. Subject to the prior rights of holders of any then issued and outstanding preferred stock, the holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company from the assets of the Company which are legally available therefor. The Company is restricted from paying dividends on its Common Stock by certain debt covenants contained in agreements to which the Company is a party. See "DIVIDEND POLICY."

     Liquidation. Upon the liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to receive, pro rata, after the prior rights of creditors and holders of any preferred stock have been satisfied, all the remaining assets of the Company available for distribution.

     Transfer Agent and Registrar. American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the Common Stock.

ADDITIONAL PREFERRED

     Additional Preferred may be issued at such times, to such persons and for such consideration as the Board of Directors may determine to be in the Company's best interest without (except as otherwise required by law) further authority from the shareholders. Such shares of authorized and unissued Additional Preferred may be issued with such designations, voting powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions of such rights, as the Company's Board of Directors may authorize, including but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series; (iii) the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of the Company or the distribution of its assets; and (vii) the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible.

SERIES A PREFERRED STOCK

     Dividends. The holders of record of shares of Series A Preferred Stock are entitled to receive preferential cumulative dividends, when and as declared by the Board of Directors of the Company out of funds legally available therefor, at a rate of 6% of the stated value per annum. Dividends on the Series A Preferred Stock commenced to accrue on September 30, 1993.

     Liquidation Preference. In the event of any distribution of assets upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company, the holder of each share of the then outstanding Series A Preferred

Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to the then stated value of each share of Series A Preferred Stock, before any payments or distributions are made to, or set aside for, any other equity security of the Company other than any other series of preferred stock. If the assets of the Company are insufficient to pay such amounts in full, then the entire assets of the Company shall be distributed pro rata to the holders of shares of preferred stock after the holders of the Class B Preferred and the 7.5% Preferred have been paid in full. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company assets for cash, securities or other property shall be considered a liquidation, dissolution or winding up of the Company.

     Conversion. On September 30, 1994, each holder of the Series A Preferred Stock automatically, without any action on the part of such holder, had one-third of each such holders' holdings of Series A Preferred Stock converted into a number of shares of Common Stock of the Company determined by dividing the then stated value of the shares by the Conversion Price (as defined) for such date. On September 30, 1995, each holder of the Series A Preferred Stock automatically, without any action on the part of such holder, had one-third of each such holders' holdings of Series A Preferred Stock converted into a number of shares of Common Stock of the Company determined by dividing the then stated value of the shares by the Conversion Price for such date. On September 30, 1996 (the "Conversion Date"), all shares of the Series A Preferred Stock that remain outstanding (the "Final Conversion Allotment") shall automatically, without any action being required on the part of the holders thereof, be converted into a number of shares of Common Stock determined by dividing the then stated value of the shares by the Conversion Price. The "Conversion Price" shall be an amount equal to the average of the per-share closing prices (regular way) for a round lot of the Common Stock on the AMEX (or, if the Common Stock is then not listed for trading on the AMEX, such other exchange or system on which the Common Stock shall from time to time be traded) on each of the five trading days immediately preceding the Conversion Date.

     No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. Instead of any fractional share of Common Stock that would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Company will pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the Conversion Price per share of Common Stock.

     Redemption. The Company shall have the right to redeem the Final Conversion Allotment at any time prior to September 20, 1996 at the liquidation value (initial stated value plus accrued but unpaid dividends) of such shares payable in cash.

     Voting Rights. The holders of the Series A Preferred Stock shall not have any voting rights except as may be required by law.

     Preemptive Rights. The Series A Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Company.

SERIES B PREFERRED STOCK

     Dividends. The holders of record of shares of Series A Preferred Stock are entitled to receive dividends, when and as declared by the Board of Directors of the Company out of funds legally available therefor, at a rate of 5% of the stated value per annum from February 15, 1995 through February 15, 1998 provided, however, that Aegis Safety Holdings, Inc. shall have achieved at least One Million Dollars ($1,000,000) of earnings (as computed in accordance with generally accepted accounting principles consistently applied) ("EBIT") during the fiscal year (or portion thereof) in question for which the dividend computation is being made, and 7% of the state value per annum from February 16, 1998 through February 15, 2000 regardless of the EBIT of Aegis Safety Holdings, Inc., each payable in cash in arrears.

     Liquidation Preference. In the event of any distribution of assets upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company, the holder of each share of the then outstanding Series B Preferred

Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to the then stated value of each share of Series B Preferred Stock, before any payments or distributions are made to, or set aside for, any other equity security of the Company other than the holders of the 7.5% Preferred, the Class B Preferred, the Series A Preferred and then, pro rata, to the holders of shares of any other series of Additional Preferred Stock. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company assets for cash, securities or other property shall be considered a liquidation, dissolution or winding up of the Company.

     Conversion. Each holder of the Series B Preferred shall be entitled at any time and from time to time to convert any or all of his outstanding shares of Series B Preferred into such number of shares of Common Stock determined by dividing the then stated value of the shares by the Conversion Price. The "Conversion Price" shall be $6.66 (subject to adjustment upon the occurrence of a stock split or other subdivision or a combination of outstanding shares of Common Stock, or the reclassification of the Company's capital stock or any other similar event with respect to the Company's Common Stock) ("Adjustment Events").

     At any time subsequent to the date upon which the per-share closing price (regular way) for a round lot of the Common Stock on the American Stock Exchange (or such other exchange or system on which the Common Stock shall from time to time be traded) has been greater than $6.66 for 20 trading days in a 30 consecutive trading day period, the Company has the right to require the conversion of all of the outstanding shares of Series B Preferred at the Conversion Price. The Conversion Price will be adjusted upon the occurrence of an Adjustment Event. The Company will provide the holders of the Series B Preferred shares which are to be converted with at least 30 days written notice of the date upon which conversion of the Series B Preferred is required.

     Redemption. The Company shall redeem all of the outstanding shares of the Series B Preferred on February 15, 2000 in cash or in Common Stock at the option of the Company in either case together with any accrued but unpaid dividends through the February 15, 2000. If the shares Series B Preferred to be redeemed are to be paid in cash, the redemption price per share shall be equal to the Conversion Price on February 15, 2000. If the shares of Series B Preferred to be redeemed are to be paid in Common Stock, the number of shares of Common Stock to be paid upon redemption of each share of Series B Preferred (the "Redemption Shares") shall be determined by dividing the stated value of the shares by the Conversion Price on February 15, 2000. In addition, if the shares of Series B Preferred to be redeemed are to be paid in Common Stock and if the per-share closing price (regular way) on the American Stock Exchange for a round lot of the Common Stock on February 15, 2000 (the "Redemption Date Closing Price") is less than 95% of the Conversion Price on February 15, 2000, each holder of Series B Preferred shall be entitled to receive on February 15, 2000 such additional shares of Common Stock determined by multiplying (x) the difference between 95% of the Conversion Price on February 15, 2000 and the Redemption Date Closing Price and (y) the aggregate number of Redemption Shares to which such holder is entitled, and dividing the product thereof by the Redemption Date Closing Price. No fractional shares shall be issued, but a cash payment in an amount equal to the value of such fractional share shall be made in lieu thereof.

     Voting Rights. Each share of the Series B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock that such share of Series B Preferred is convertible into based on the then existing Conversion Price. Except as provided by law, the holders of the Series B Preferred shall vote together with the holders of the Common Stock (and any other class or series which may be similarly entitled to vote with the shares of Common Stock) as one class on all matters submitted to a vote of stockholders of the Company.

     Preemptive Rights. The Series B Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Company.

                                    EXPERTS

     The consolidated balance sheets of the Company and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, shareholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended December 30, 1995 and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The balance sheets of The Austad Company as of December 31, 1993 and 1994, and the related statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1994 incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                 LEGAL MATTERS

     Certain legal matters concerning the offering of the Common Stock will be passed upon for the Company by Whitman Breed Abbott & Morgan, New York, New York.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the Rights Offering are as follows:

    SEC registration fee....................................................  $ 17,672.00
    AMEX listing fees and expenses..........................................    17,500.00*
    Printing and engraving expenses.........................................    55,000.00*
    Legal fees and expenses.................................................   100,000.00*
    Accounting fees and expenses............................................   125,000.00*
    Blue Sky fees and expenses (including counsel fees).....................    20,000.00*
    Standby Purchaser's fees................................................   350,000.00*
    Subscription Agent's fees and expenses..................................    55,000.00*
    Information Agent's fees and expenses...................................     7,500.00*
    Miscellaneous expenses..................................................     2,328.00*
                                                                              -----------
              Total.........................................................  $750,000.00*
                                                                              ===========

- ---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Hanover is incorporated under the laws of Delaware. Section 145 of the Delaware General Corporation Law generally provides that a corporation is empowered to indemnify any person who is made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of Hanover or is or was serving, at the request of Hanover, in any of such capacities of another corporation or other enterprise, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Hanover, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This statute describes in detail the right of Hanover to indemnify any such person.

     Article SEVENTH of the Certificate of Incorporation of Hanover (referred to therein as the "Corporation") provides, in pertinent part, as follows:

          Indemnification. Except as prohibited by Section 145 of the Delaware General Corporation Law, every director and officer of the Corporation shall be entitled as a matter of right to be indemnified by the Corporation against reasonable expense and any liability paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which he or she may be involved, as a party or otherwise, by reason of such person being or having been a director or officer of the Corporation or by reason of the fact that such person is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of the Corporation or another corporation, partnership, joint venture, trust, employee benefit plan or other entity (such claim, action, suit or proceeding hereinafter being referred to as an "action"); provided, however, that no such right of indemnification shall exist with respect to an action brought by a director or officer against the Corporation other than in a suit for indemnification as provided hereunder. Such indemnification shall include the right to have expenses incurred by such person in connection with an action paid in advance by the Corporation prior to final disposition of such action, subject to such conditions as may be prescribed by law. As used herein, "expense" shall include, among other things, fees and expenses of counsel selected by such person, and "liability" shall include amounts of judgments, excise taxes, fines and penalties, and amounts paid in settlement.

          Insurance; Other Funding. The Corporation may purchase and maintain insurance to protect itself and any person eligible to be indemnified hereunder against any liability or expense asserted or incurred by such person in connection with any action, whether or not the Corporation would have the power to indemnify such person against such liability or expense by law or under the provisions of this Article Seventh. The Corporation may make other financial arrangements, which may include, among other things, a trust fund, program of self-insurance, grant of a security interest or other lien on any assets of the Corporation, or establishment of a letter of credit, guaranty or surety, to ensure the payment of such sums as may become necessary to effect indemnification as provided herein.

          Non-Exclusive; Nature and Extent of Rights. The right of indemnification provided for herein (i) shall not be deemed exclusive of any other rights, whether now existing or hereafter created, to which those seeking indemnification hereunder may be entitled under any agreement, by-law or article provision, vote of the stockholders or directors or otherwise, (ii) shall be deemed to create contractual rights in favor of persons entitled to indemnification hereunder,
     (iii) shall continue as to persons who have ceased to have the status pursuant to which they were entitled or were designated as entitled to indemnification hereunder and shall inure to the benefit of the heirs and legal representatives of persons entitled to indemnification hereunder and (iv) shall be applicable to actions, suits or proceedings commenced after the adoption of this Article Seventh, whether arising from acts or omissions occurring before or after the adoption hereof. The right of indemnification provided for herein may not be amended, modified or repealed so as to limit in any way the indemnification provided for herein with respect to any acts or omissions occurring prior to the adoption of any such amendment or repeal.

     Article IV of the Bylaws of Hanover also contains the same provisions relating to the indemnification of directors and officers which are set forth in Article SEVENTH of the Certificate of Incorporation of Hanover.

     Hanover has agreed to purchase insurance to indemnify its directors and officers against liabilities incurred as a result of serving in such capacity and has agreed to enter into indemnification agreements with its directors.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

     (a) Exhibits:

EXHIBIT
NUMBER                                  DESCRIPTION OF EXHIBIT
- -------  ------------------------------------------------------------------------------------
  1.1    Form of Standby Purchase Agreement between Hanover and NAR**
  4      Form of Subscription Certificate
  5      Opinion of Whitman Breed Abbott & Morgan as to the legality of the securities being registered
 23.1    Consents of Arthur Andersen LLP
 23.2    Consent of Whitman Breed Abbott & Morgan (included in the opinion set forth as
         Exhibit 5 to this Registration Statement)
 24      Powers of Attorney of certain directors and officers of Hanover (included on page
         II-4 of this Registration Statement)
 99.1    Form of Instructions as to use of Subscription Certificates
 99.2    Form of Notice of Guaranteed Delivery for Subscription Certificates
 99.3    Form of Subscription Agency Agreement**
 99.4    Form of Information Agent Agreement**
 99.5    Form of Letter to Common Stockholders who are record holders
 99.6    Form of Letter to Common Stockholders whose addresses are outside the U.S.
 99.7    Form of Letter to Common Stockholders who are beneficial holders
 99.8    Form of Letter to Clients of Common Stockholders who are beneficial holders
 99.9    Form of Letter to Series A Preferred Stockholders
 99.10   Form of Letter to Series B Preferred Stockholders

- ---------------
** To be filed by amendment.

     (b) Financial Statement Schedules:

     None.

ITEM 17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Hanover pursuant to the provisions described under Item 20 above, or otherwise, Hanover has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 (the "Act") and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by Hanover of expenses incurred or paid by a director, officer or controlling person of Hanover in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Hanover will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Hanover Direct, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Weehawken, State of New Jersey, on the 22th day of April, 1996.

                                          HANOVER DIRECT, INC.

                                          By: /s/  RAKESH K. KAUL
                                            Rakesh K. Kaul,
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rakesh K. Kaul, Wayne P. Garten and Edward
J. O'Brien, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirement of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons, in the capacities indicated on April 22, 1996.

                   NAME                                            TITLE
- ------------------------------------------     ----------------------------------------------
/s/ ALAN G. QUASHA                             Chairman of the Board and Director
- ------------------------------------------
Alan G. Quasha
/s/ RAKESH K. KAUL                             Director, President and Chief Executive
- ------------------------------------------     Officer
Rakesh K. Kaul                                 (principal executive officer)
/s/ WAYNE P. GARTEN                            Executive Vice President (principal financial
- ------------------------------------------     officer)
Wayne P. Garten
/s/ RALPH DESTINO                              Director
- ------------------------------------------
Ralph Destino
                                               Director
- ------------------------------------------
J. David Hakman
                                               Director
- ------------------------------------------
S. Lee Kling
                                               Director
- ------------------------------------------
Theodore H. Kruttschnitt

                   NAME                                            TITLE
- ------------------------------------------     ----------------------------------------------
/s/ ELIZABETH VALK LONG                        Director
- ------------------------------------------
Elizabeth Valk Long
                                               Director
- ------------------------------------------
Edmund R. Manwell

/s/ GERALDINE STUTZ                            Director
- ------------------------------------------
Geraldine Stutz

/s/ JEFFREY LAIKIND                            Director
- ------------------------------------------
Jeffrey Laikind

/s/ ROBERT F. WRIGHT                           Director
- ------------------------------------------
Robert F. Wright

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBIT                          PAGE NUMBER
- -------  ----------------------------------------------------------------------- -----------
  1.1    Form of Standby Purchase Agreement between Hanover and NAR**
  4      Form of Subscription Certificate
  5      Opinion of Whitman Breed Abbott & Morgan as to the legality of the securities being registered
 23.1    Consents of Arthur Andersen LLP
 23.2    Consent of Whitman Breed Abbott & Morgan (included in the opinion set forth as Exhibit 5 to this Registration Statement)
 24      Powers of Attorney of certain directors and officers of Hanover
         (included on page II-4 of this Registration Statement)
 99.1    Form of Instructions as to use of Subscription Certificates
 99.2    Form of Notice of Guaranteed Delivery for Subscription Certificates
 99.3    Form of Subscription Agency Agreement**
 99.4    Form of Information Agent Agreement**
 99.5    Form of Letter to Common Stockholders who are record holders
 99.6    Form of Letter to Common Stockholders whose addresses are outside the
         U.S.
 99.7    Form of Letter to Common Stockholders who are beneficial holders
 99.8    Form of Letter to Clients of Common Stockholders who are beneficial holders
 99.9    Form of Letter to Series A Preferred Stockholders
 99.10   Form of Letter to Series B Preferred Stockholders

- ---------------
** To be filed by amendment.